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                                 Exhibit (a)(3)


                    FORM OF NOTICE TO ELIGIBLE OPTION HOLDERS


         Dear _________________:


          I am happy to announce that Concord Camera Corp. is offering to exchange certain options with an exercise price in excess of $7.00 per share ( the "eligible option") which you hold either under the Company's Long-Term Incentive Plan or the Company's Individual Option Plans (collectively, the "Plans").

          The number of shares of common stock subject to the new options that we will issue in exchange for the eligible options you tender, if any, will be as described in an Offer to Exchange and a related letter of transmittal which are enclosed with this letter. We will grant the new options upon the acceptance and cancellation of the tendered eligible options. You may tender (surrender) all or some of your eligible options to the Company in exchange for new options, subject to the terms and conditions of the Offer to Exchange and letter of transmittal. You also have the right to choose not to tender any of your options.

           The new options will be subject to the terms and conditions of the respective Plan pursuant to which your tendered eligible options were issued and a new option agreement between you and the Company. The exercise price of the new options will be $5.97 the closing price of the Company's common stock as reported on the Nasdaq National Market on the date the Board of Directors approved this exchange offer.

          The Board of Directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your eligible options.

          The Company's offer is being made under the terms and subject to the conditions of the Offer to Exchange and related letter of transmittal enclosed with this letter. You should carefully read the entire Offer to Exchange and letter of transmittal before you decide whether to tender all or any portion of your eligible options. A tender of eligible options involves risks which are discussed in the Offer to Exchange. To tender eligible options, you will be required to return to us a properly completed letter of transmittal, the original option agreements covering your tendered eligible options and any other documents specified in that letter by the expiration date of the Company's offer.

          If you have any questions about the offer, please call Ann E. Neal, Corporate Counsel, at (954) 331-4212.

          We thank you for your continued efforts on behalf of Concord Camera Corp.

                                                              Sincerely,



         Enclosures